Exhibit 99.4

WiLAN Added to S&P/TSX Composite Index

OTTAWA, Canada – June 13, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD: WILN), is pleased to announce that the Company has been added to the S&P/TSX Composite Index, effective at the open of the TSX market on Monday, June 20, 2011.

“WiLAN’s inclusion in the S&P/TSX Composite Index is another milestone achievement for the Company," said Jim Skippen, Chairman & CEO.  "Our inclusion reflects the progress that we have made in building our business over the past 5 years, progress that has directly contributed to a significant increase in WiLAN’s market capitalization and liquidity.  We look forward to seeing broader market participation in WiLAN, particularly by index funds, and the increased visibility that inclusion in the index brings for investors."

The S&P/TSX Composite is the headline index and the principal broad market measure for the Canadian equity markets. In addition to being included in the S&P/TSX Composite Index, WiLAN is also added to the S&P/TSX Composite Dividend Index.

WiLAN’s common shares are dual listed on the Toronto Stock Exchange (under the symbol “WIN”) and on the NASDAQ Global Select Market (under the symbol “WILN”).

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 250 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G cellular handsets, Wi-Fi-enabled laptops, Wi-Fi/DSL routers, xDSL infrastructure equipment, WiMAX base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 1300 issued or pending patents.  For more information: www.wilan.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration of qualification under the securities laws of any such jurisdiction.  .

All trademarks and brands mentioned in this release are the property of their respective owners.

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For more information, please contact:

Tyler Burns
Director, Investor Relations & Communications
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

Renmark Financial Communications Inc.
Maurice Dagenais: mdagenais@renmarkfinancial.com
Christine Stewart: cstewart@renmarkfinancial.com
O: 514.939.3989 or 416.644.2020
 www.renmarkfinancial.com

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